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File No. 66013.6

December 13, 2006

VIA EDGAR

Ms. Karen G. Garnett, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Deerfield Triarc Capital Corp.
Registration Statement on Form S-3, filed on November 21, 2006
Registration No. 333-138884

Dear Ms. Garnett:

As counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-138884) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 29, 2006.

For convenience of reference, each Staff comment contained in your November 29, 2006 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you and Michael McTiernan, a courtesy copy of this letter and two courtesy copies of Pre-Effective Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on November 21, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement.

The Company has also completed the expenses table under Item 14 of Part II and has filed the exhibits that were to be filed by amendment.

General Comments

1.   We note that you intend to rely on Rule 429 of the Securities Act to post-effectively amend Registration No. 333-128294 through the filing of this registration statement. Please note that it would not be appropriate to withdraw the prior registration statement if you intend to rely on Rule 429 for the offer and sale of shares remaining on that registration statement.

RESPONSE:

       In response to the Staff’s comment, the Company has revised the registration statement to remove any reference to the withdrawal of Registration Statement No. 333-128294.

       2.   Please include the undertaking required by Item 512(a)(5) of Regulation S-K.

RESPONSE:

       In response to the Staff’s comment, the Company has included the undertaking required by Item 512(a)(5) of Regulation S-K.

       If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-787-8193.

Sincerely,

/s/ James T. H. Buxton
James T. H. Buxton

cc:	Michael McTiernan Richard G. Smith Frederick L. White Daniel M. LeBey